

DIVISION OF
TRADING AND MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



10045483

November 12, 2009

Act	34 (Exchange)
Section	Various: 11(d)(1)
Rule	Rules 101 102 of Reg M; 11d1-2
Public Availability	17 Nov 2009

David Yeres
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019

Re: iShares Diversified Alternatives Trust Actively-Managed Commodity-Based Investment Vehicle
<u>File No. TP 09-60</u>

Dear Mr. Yeres:

In your letter dated November 12, 2009, as supplemented by conversations with the staff of the Division of Trading and Markets ("Division"), iShares Diversified Alternatives Trust (the "Trust") on behalf of itself, NYSE Arca Equities, Inc. ("Exchange"), and persons or entities engaging in transactions in shares of the Trust ("Shares"), requests exemptions from or no-action advice regarding, Rules 101 and 102 of Regulation M in connection with secondary market transactions in Shares and the creation or redemption of Shares in Basket-sized aggregations, and Section 11(d)(1) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 11d1-2 under the Exchange Act in connection with the extension of credit on the Shares, all as discussed in your letter. We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

The Trust was formed on July 30, 2009, as a Delaware statutory trust. The Shares are to be sold pursuant to a registration statement that has been filed under the Securities Act of 1933. The Trust is a commodity pool, the Sponsor is a commodity pool operator, and the Advisor is a commodity trading advisor, each as defined in the Commodity Exchange Act of 1936, as amended ("CEA"). The Sponsor is registered as a commodity pool operator and the Advisor is registered as a commodity trading advisor, both pursuant to the CEA. The Trust is not an investment company registered, or required to be registered, with the Commission under the Investment Company Act of 1940, as amended ("Investment Company Act").

The Trust will consist of a portfolio of long or short positions in foreign currency forward contracts and exchange-traded futures contracts selected by the Advisor, together with cash and U.S. Treasury Securities or other cash-equivalents that are eligible for collateral to secure the Trust's obligations in respect of its portfolio of forward and futures contracts. The Advisor will utilize quantitative methodologies that seek to identify potentially profitable opportunities arising out of discrepancies in the relative values or market prices of one or more assets. Unlike commodity-based investment vehicles ("CBIVs") that have been granted similar relief as what you are requesting, the Trust will be actively-managed. You represent a number of features that you believe that the Trust shares with CBIVs and exchange-traded funds that have received relief previously that you believe should be fundamental in determining whether to extend relief including the following:

- The Shares will be listed and trade on the Exchange, who has obtained approval of a rule change from the Commission pursuant to Rule 19b-4 under the Exchange Act regarding the listing and trading of the Shares;

- The Trust is not an investment company registered under the Investment Company Act, and is not required to register under the Investment Company Act;

- The Trust continuously issues and redeems Basket-sized aggregations of 100,000 Shares in exchange for cash with the objective of reflecting in the value of each Share the performance of the Trust's portfolio;

- On each Business Day before commencement of trading in Shares on the Exchange, the Trust will disclose on its website the identities and quantities of the portfolio securities and other assets held by the Trust, which will form the basis for the Trust's calculation of the net asset value ("NAV") at the end of the Business Day; and

- Every 15 seconds during the time when the Shares are trading on the Exchange, through the facilities of the Consolidated Tape Association and by one or more major market vendors an amount representing on a per Share basis, the current value of the Trust will be disseminated.

In considering the appropriateness of your relief request, the Division has considered that the Trust will continuously issue and redeem Shares at NAV in aggregations of 100,000 shares. In addition, we understand that the market value of the Shares will rise or fall based primarily on the value of the underlying assets that comprise the NAV. Therefore, neither the creation nor the redemption of the Shares, nor the purchase or sale of the Shares in the secondary market, significantly impact their NAV, and such transactions do not have a significant impact on the market value of the Shares.

Response:

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of a distribution until after the applicable restricted period except as specifically permitted in the Regulation. The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities.

Without necessarily concurring in your analysis, on the basis of your representations and the facts presented, particularly that the Trust will continuously redeem at NAV Basket-size aggregations of the Shares and the secondary market price of the Shares should not vary substantially from the NAV of such Shares, which is based on the value of the assets held in the portfolio of the Trust, the Division will not recommend to the Commission enforcement action under Rule 101 of Regulation M with respect to the Trust, thus permitting persons who may be deemed to be participating in a distribution of the Shares to bid for or purchase Shares during their participation in such distribution.[1]

Finally, we note that we have repeatedly expressed our views concerning Rule 101 with regards to persons who may be deemed to be participating in a distribution of CBIV shares bidding for or purchasing such CBIV shares during their participation in such a distribution.[2] We have also repeatedly expressed our views concerning Rule 101 with regards to persons who may deemed participating in a distribution of actively-managed exchange-traded funds bidding for or purchasing such actively-managed exchange-traded fund shares during their participation in such distribution.[3] We believe that actively-managed CBIVs present no novel or unusual issues not addressed by these two lines of letters. Therefore, having stated our views in this letter, we will no longer respond to requests for relief from Rule 101 relating to new actively-managed CBIVs, unless they present novel or unusual issues.

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1 We note that Regulation M does not prohibit a distribution participant and its affiliated purchasers from bidding for and purchasing portfolio securities in accordance with the exceptions contained in paragraphs (b)(6) and (c)(1) of Rule 101. Rule 101(b)(6)(i) excepts basket transactions in which bids or purchases are made in the ordinary course of business in connection with a basket of 20 or more securities in which a covered security does not comprise more that 5% of the value of the basket purchased. Rule 101(b)(6)(ii) excepts adjustments to such a basket made in the ordinary course of business as a result of a change in the composition of a standardized index. Also, Rule 101(c)(1) excepts transactions in actively-traded securities, that is, securities that have an average daily trading volume value of at least $1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million; provided however, that such securities are not issued by the distribution participant or an affiliate of the distribution participant.

2 See, e.g., Letter re: CurrencyShares British Pound Sterling Trust et al. (Jun. 21, 2006); Letter re: MACRO Securities Depositor, LLC (Jul. 1, 2008); and Letter re: AirShares EU Carbon Allowances Fund and XShares Advisors LLC (Nov. 10, 2008).

3 See, e.g., Letter re: Bear Stearns Active ETF Trust (Mar. 24, 2008); Letter re: PowerShares Actively Managed Exchange-Traded Fund Trust (Apr. 4, 2008); and Letter re: Grail Advisors ETF Trust (Apr. 30, 2009).

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

Without necessarily concurring in your analysis, on the basis of your representations and the facts presented, particularly that the Trust will continuously redeem at NAV Basket-size aggregations of the Shares and the secondary market price of the Shares should not vary substantially from the NAV of such Shares, which is based on the value of the assets held in the portfolio of the Trust, the Division will not recommend to the Commission enforcement action under Rule 102 of Regulation M with respect to the Trust, thus permitting the Trust to redeem the Shares during the continuous offering of such Shares.

Finally, we note that we have repeatedly expressed our views concerning Rule 102 with regards to the redemption in basket or creation unit-sized aggregations of shares of CBIVs,[4] and we have repeatedly expressed our views concerning Rule 102 with regards to the redemption in basket or creation unit-sized aggregations of shares of actively-managed exchange-traded funds.[5] We believe that actively-managed CBIVs present no novel or unusual issues not addressed by these two lines of letters. Therefore, having stated our views in this letter, we will no longer respond to requests for relief from Rule 102 relating to new actively-managed CBIVs, unless they present novel or unusual issues.

Section 11(d)(1) and Rule 11d1-2

You request that the Division confirm that it will not recommend enforcement action to the Commission if a broker-dealer treats Shares for purposes of the relief from Section 11(d)(1) of the Exchange Act and Rule 11d1-2 thereunder provided in the Letter re: Derivative Products Committee of the Securities Industry Association (November 21, 2005) ("Class Relief Letter"), as shares of a Qualifying ETF (as defined in the Class Relief Letter).

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[4] See Note 2, supra.

[5] See Note 3, supra.

Based on the facts and representations set forth in your letter, the Division will not recommend enforcement action to the Commission if a broker-dealer treats Shares for purposes of the relief from Section 11(d)(1) and Rule 11d1-2 provided in the Class Relief Letter as shares of a Qualifying ETF. In this regard, we note in particular your representation that no broker-dealer, or any natural person associated with such broker-dealer, directly or indirectly (including through any affiliate of such broker-dealer), will receive from the Trust complex[6] any payment, compensation or other economic incentive to promote or sell Shares to persons outside of the Trust complex, other than non-cash compensation permitted under NASD Rule 2830(l)(5)(A), (B) or (C).[7]

Moreover, in view of the substantial similarities between the Trust and ETFs and the nature of the assets held in the Trust, the Staff will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act against an Authorized Participant that extends credit or maintains or arranges for the extension or maintenance of credit on Shares in reliance on the class exemption granted in the Class Relief Letter, provided that the Authorized Participant satisfies conditions 1 and 2 set forth in the Class Relief Letter.[8]

Finally, we note that we have repeatedly expressed our views on Section 11(d)(1) and Rule 11d1-2 with respect to the extension or maintenance or the arrangement for the extension or maintenance of credit on shares of commodity-based exchange-traded trusts that hold physical commodities or currency or that are public commodity pools ("CBETTs"), in connection with secondary market transactions,[9] and we have repeatedly expressed our views on Section 11(d)(1) and Rule 11d1-2 with respect to the extension or maintenance or the arrangement for the extension or maintenance of credit with respect to actively-managed exchange-traded funds.[10] We believe that actively-managed CBETTs

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[6] As you note in your letter, the "Trust complex" includes the Trust, the Sponsor, the Trustee, the Custodian, Barclays Capital Inc. (the "Initial Purchaser"), the issuer of any other trust or any investment company, unit investment trust, or fund that holds itself out to investors as a related entity for purposes of investment or investor services, any investment adviser or marketing agent (or person performing a similar function) of any such issuer, and any "affiliated person" (as defined in the Investment Company Act) of any such person.

[7] We note that a broker-dealer other than an Authorized Participant that receives some or all of the upfront selling commission from an Authorized Participant would not satisfy this representation and could not, accordingly, rely on the relief granted above.

[8] For purposes of this position, the Shares would be shares of a Qualifying ETF, as defined in the Class Relief Letter, and the Trust complex would be a "fund complex," as defined in the Class Relief Letter.

[9] See Letter re: Rydex Specialized Products LLC (Dec. 5, 2005); Letter re: streetTRACKS Gold Trust® (Dec. 12, 2005); Letter re: iShares COMEX Gold Trust (Dec. 12, 2005); and Letter re: DB Commodity Index Tracking Fund and DB Commodity Services, LLC (Jan. 19, 2006).

[10] See Letter re: WisdomTree Trust (May 9, 2008); Letter re: PowerShares Actively Managed

present no novel or unusual issues not addressed by these two lines of letters. Therefore, having stated our views in this letter, we will no longer respond to requests for relief from Section 11(d)(1) and Rule 11d1-2 relating to new actively-managed CBETTs, unless they present novel or unusual issues.

* * * * *

The foregoing no-action positions taken under Section 11(d)(1) of the Exchange Act, and Rule 11d1-2 thereunder, and Rules 101 and 102 of Regulation M are based solely on your representations and the facts presented to the Division, and are strictly limited to the application of those rules to transactions involving the Shares under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing no-action positions taken under Rules 101 and 102 of Regulation M are subject to the condition that such transactions in the Shares or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These no-action positions are subject to modification or revocation if at any time the Commission or Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these no-action positions.

The Division expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

Very truly yours,

Josephine J. Tao
Assistant Director

Attachment

Exchange-Traded Fund (April 4, 2008); and Letter re: Bear Stearns Active ETF Trust (March 24, 2008).

CLIFFORD
CHANCE

CLIFFORD CHANCE US LLP
31 WEST 52ND STREET
NEW YORK, NY 10019-6131
TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

David Yeres
Direct Dial: +1 212 878 8075
E-mail: david.yeres@cliffordchance.com

November 12, 2009

Josephine J. Tao
Assistant Director, Office of Trading Practices and Processing
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of iShares® Diversified Alternatives Trust, an actively-managed commodity-based investment vehicle, for Exemptive or No-Action Relief from certain provisions of the Securities Exchange Act of 1934 and certain Rules thereunder.

Dear Ms. Tao:

We are writing on behalf of iShares® Diversified Alternatives Trust, a Delaware statutory trust formed on July 30, 2009 (the "Trust") and an actively-managed commodity-based investment vehicle ("CBIV").[1] The Trust, on behalf of itself, NYSE Arca Equities, Inc. ("NYSE Arca" or the "Exchange") and persons or entities engaging in transactions in shares of the Trust (the "Shares"), hereby requests from the Securities and Exchange Commission (the "Commission") exemption from or no-action relief regarding Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in respect of secondary market transactions in the Shares and the creation and redemption of Shares in Basket-size aggregations as described below, and

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1 The staff of the Commission has defined CBIVs as "commodity-based, exchange traded investment vehicles, including those that hold physical commodities, or foreign-based currency, or that are organized as commodity pools." See letter from Racquel L. Russell, Esq., Branch Chief, Division of Market Regulation, to George T. Simon, Esq., Foley & Lardner LLP, dated June 21, 2006 (in respect of the CurrencyShares British Pound Sterling, Australian Dollar, Canadian Dollar, Mexican Peso, Swedish Krona and Swiss Franc Trusts, (the "CBIVs Class Relief Letter")).

Section 11(d)(1) of the Exchange Act and Rule 11d1-2 thereunder in connection with the extension of credit on the Shares in the circumstances specified below.[2]

This letter is divided into four parts. Part I is a description of the Trust and the Shares. Part II briefly outlines the similarities between the Trust and other investment vehicles that have received relief similar to that requested by the Trust herein. Part III describes the dissemination of information concerning the Shares and the composition of the Trust's portfolio. This letter concludes with Part IV, a legal analysis and discussion of each of the rules and statutory provisions in respect of which relief is requested.

PART I

The Trust

The Trust is governed by the provisions of its certificate of trust, filed with the Secretary of State of the State of Delaware on July 30, 2009, and of the trust agreement dated July 30, 2009 (the "Trust Agreement") entered into by iShares® Delaware Trust Sponsor LLC, a Delaware limited liability company, as sponsor of the Trust (the "Sponsor"), Barclays Global Investors, N.A., a national banking association as trustee (in such capacity, the "Trustee"), and Wilmington Trust Company, a Delaware banking company as Delaware trustee. Shares of the Trust are offered and sold on a continuous basis in accordance with Rule 415(a)(ix) under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement on Form S-1 filed under the Securities Act (Registration Statement No. 333-153099 (the "Registration Statement")) and declared effective by the Commission on November 12, 2009.

The business of the Trust is to own, for the benefit of the registered owners of the Shares, a portfolio of long and/or short positions in foreign currency forward contracts and exchange-traded futures contracts selected by Barclays Global Fund Advisors in its capacity as the advisor to the Trust (in such capacity, the "Advisor"). In making investment decisions for the Trust, the Advisor relies on quantitative methodologies that seek to identify potentially profitable opportunities arising out of discrepancies in the relative values or market prices of one or more assets. The Trust intends continuously to issue and redeem Shares in aggregations of 100,000 (each such aggregation, a "Basket"), or integral multiples thereof, in exchange for specified amounts of cash, with the objective of reflecting in the value of each Share the performance of the Trust's portfolio described above.

The Trust is a commodity pool, the Sponsor is a commodity pool operator and the Advisor is a commodity trading advisor, each as defined in the Commodity Exchange Act of 1936, as amended (the "CEA"). The Sponsor has been registered as a commodity pool operator under the

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[2] Rules permitting the listing of the Shares on NYSE Arca have been approved by the Commission pursuant to Section 19(b) of the Exchange Act. See Releases Nos. 34-59835 (April 28, 2009) and 34-60064 (June 8, 2009).

CEA since June 22, 2009. The Advisor has been registered as a commodity trading advisor under the CEA since April 5, 1993.

The Sponsor is responsible for the management of the operations of the Trust. However, the processing of issuance and redemption orders has been delegated to SEI Investments Distribution Co. (the "Processing Agent"). The valuation of certain assets of the Trust for purposes of the daily calculation of the net asset value of the Trust and the remainder of the day-to-day administrative responsibilities of the Trust have been delegated to State Street Bank & Trust Company (the "Trust Administrator" and "Settlement Agent"). Neither the Processing Agent nor the Trust Administrator and Settlement Agent is affiliated with the Sponsor or the Trustee. The Trust has also retained PricewaterhouseCoopers LLP (the "Tax Administrator") to provide tax accounting and tax reporting services for the Trust. The Trust may terminate the Processing Agent, the Trust Administrator and Settlement Agent or the Tax Administrator at any time or appoint different agents to act on its behalf.

The Trust is not an investment company registered, or required to be registered, under the Investment Company Act of 1940, as amended (the "Investment Company Act").

Shares; Certificates Evidencing the Shares

Each Share represents a fractional undivided beneficial interest in the net assets of the Trust. The Trust issues Shares only in Basket-size aggregations and only in transactions with registered broker-dealers (collectively, the "Authorized Participants") with whom the Trust has entered into a contractual arrangement governing the terms and conditions under which Baskets of Shares may be issued and redeemed by the Trust in exchange for an amount of cash determined as described below.

The Shares are evidenced by certificates executed and delivered by the Trustee on behalf of the Trust. The Depositary Trust Corporation ("DTC") has accepted the Shares for settlement through its book-entry settlement system. So long as the Shares are eligible for DTC settlement, there will be only one certificate evidencing the Shares that will be registered in the name of a nominee of DTC. Investors will be able to own Shares only in the form of book-entry security entitlements with DTC or direct or indirect participants in DTC. No investor will be entitled to receive a separate certificate evidencing Shares. Because Shares can only be held in the form of book-entries through DTC and its participants, investors must rely on DTC, a DTC participant and any other financial intermediary through which they hold Shares to receive the benefits and exercise the rights described in this section.

The Trust Assets; Composition of the Trust's Portfolio

The Trust assets will consist of a portfolio of long and/or short positions in foreign currency forward contracts and exchange-traded futures contracts, together with cash and U.S. Treasury Securities or other cash-equivalents that are eligible as collateral to secure the Trust's obligations in respect of its portfolio of forward and futures contracts.

As indicated above, the selection of assets for inclusion in the Trust's portfolio of foreign currency forward and exchange-traded futures contracts will be made by the Advisor utilizing quantitative methodologies that seek to identify potentially profitable opportunities arising out of discrepancies in the relative values or market prices of one or more assets. Given the proprietary nature of these methodologies, specific information regarding their operation is not publicly available. In general, they entail a process in which each potential strategy and underlying asset is ranked in terms of their expected return, volatility and trading cost. The resulting portfolio construction process is quantitative and relies on the use of computer models developed by affiliates of the Advisor for the computation of expected return, volatility and trading cost and the determination of optimal positions and consequent leverage in accordance with the risk and return targets of the portfolio. The risk and return targets of the portfolio take into account certain financial measurements known as "annualized portfolio return volatility" and "Sharpe ratio". Annualized portfolio return volatility is a quantitative measure used to assess a portfolio's deviation above or below its average returns over a one-year period. The Advisor targets an allocation of annualized portfolio return volatility of 6% to 8%, allocated equally across yield and futures curve arbitrage strategies,[3] technical strategies,[4] and fundamental relative value strategies.[5]

In addition, the Advisor expects a Sharpe ratio of 0.50 to 0.75 for the Trust's portfolio. A Sharpe ratio is a quantitative measure of the excess return per unit of risk in an investment asset or a trading strategy. The Advisor measures excess returns as the realized portfolio return minus a one-month Treasury bill benchmark return for the same period being measured. The Advisor measures risk as the annualized portfolio return volatility described above. A Sharpe ratio of 0.50 indicates that for each 1% of excess return an investor may expect 2% of annualized portfolio return volatility. Similarly, a Sharpe ratio of 0.75% indicates that for each 1% of excess return an investor may expect approximately 1.33% of annualized portfolio return volatility. Some or all of the Advisor's expectations or targets may not be realized by the Trust.

Asset allocation for the Trust's portfolio seeks to achieve a target excess return at a target risk level to be determined from time to time by the principals of the Advisor. The Advisor expects to allocate Trust investments periodically among strategies by using "mean variance optimization". Mean variance optimization is a method used to determine portfolio allocations by considering risk

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3 *Yield and futures curve arbitrage strategies* seek to take advantage of interest rate and futures contract price differentials by simultaneously entering into long and short positions in various bond futures contracts, interest rate futures contracts commodity futures contracts and/or currency forward contracts that the Advisor determines to be mispriced relative to one another.

4 *Technical strategies* seek to take advantage of a comparison between assets' historical returns and their recent performance. Technical strategies are based on the theory that past price history may be predictive of asset value, and so technical strategies may be used to capture returns arising from price changes over time.

5 *Fundamental relative value strategies* seek returns by attempting to identify instances where there are discrepancies between the market and fundamental values of an asset. Comparing current price to fundamental value may provide a measure of mispricing, or opportunity, which can be compared across markets to provide a metric of relative misevaluation.

and return metrics. The goal of mean variance optimization is to diversify risk based on quantitative analysis of historical relationships without reducing expected return.

The Advisor will have broad discretion to allocate the funds of the Trust among the investments described above and there will be no pre-determined quotas limiting the overall exposure of the Trust to one or more strategies, assets or asset categories. As a result, at any given moment the Trust may be disproportionately exposed to one or more asset classes or contract counterparties, including over-the-counter counterparties and clearing organizations. However, it is expected that the Trust will not enter into an otherwise eligible transaction if, after giving effect to such transaction, the Trust's maximum probable net credit exposure to a single counterparty (other than a regulated United States or non-United States commodities exchange, the Trust's clearing futures commodities merchant or any clearing facility thereof) would exceed 10% of the Trust's most recently determined net asset value. For these purposes, "net credit exposure" with respect to a counterparty means the excess, if any, of (a) all amounts payable by such counterparty to the Trust, over (b) all amounts payable by the Trust to such counterparty.[6]

In addition, the composition of the Trust's portfolio will be limited by the application of position limits adopted by the CFTC and U.S. futures exchanges and intended to prevent undue influence on prices by a single trader or group of affiliated traders.[7] Position limits do not apply to forward contract trading or generally to trading on foreign exchanges. With respect to foreign currency forward contracts (the only type of forward contracts that the Trust will engage in), transactions by the Trust will primarily involve the twenty-five most liquid or actively-traded currencies, as measured by turnover in the most recent Triennial Central Bank Survey of Foreign Exchange and Derivatives Market Activity coordinated by the Bank for International Settlements (the "BIS Survey"). Given the size and liquidity of the foreign exchange markets,[8] any trading activities of the Trust are not expected to have an impact on the relevant prices, and the average daily trading volume of any of the currencies underlying the Trust's forward contracts should exceed the $1,000,000 average daily trading volume that is one of the elements of the exception from the

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6 While, conceivably, the maximum probable net credit exposure to a single counterparty (other than a regulated commodities exchange, the Trust's clearing futures commodities merchant or any clearing facility thereof) could have been set at a level lower than 10%, the Sponsor believes that the level chosen adequately balances the protection of the interests of the Trust with the Trust's need to be able to do business with some of the largest participants in the foreign currency derivatives markets. Similarly, the Advisor could have been the subject of additional restrictions regarding, for example, exposure to given strategies, assets or asset categories. The Sponsor, however, believes that, given the constantly changing nature of the different markets and assets in which the Trust will be trading, there is no practical way to design in advance limitations that will add meaningful protection to investors in the Trust without artificially limiting the Trust's ability to take advantage of investment opportunities that arise constantly in those markets.

7 The CFTC has jurisdiction to establish position limits with respect to all commodities futures and has established position limits for all agricultural commodities.

8 According to the 2007 BIS Survey, the average daily turnover in the foreign exchange markets in April 2007 was $3.2 trillion.

provisions of Rules 101 and 102 of Regulation M for actively-traded securities.[9] Furthermore, investment vehicles the assets of which consist exclusively of foreign currencies have been granted relief similar to that requested by the Trust.[10]

The composition of the Trust's portfolio will be disclosed on the Trust's website (www.ishares.com) with respect to each Business Day[11] as follows: (i) as soon as reasonably practicable following the close of business on such Business Day, an "actual holdings report" presenting the actual holdings of the Trust's portfolio as of the close of the immediately preceding Business Day; and (ii) as soon as reasonably practicable, but in any event before commencement of trading in the Shares on such Business Day, a "portfolio composition file" or "pcf" presenting, on a per-Basket basis, the expected identities and quantities of the investment positions and other assets held by the Trust after giving effect to any trades expected to be executed on behalf of the Trust on such Business Day, which will form the basis for the computation of the Trust's net asset value per Share (the "NAV") as of the end of business on such Business Day as discussed below. In each case, futures contracts will be identified by reference to their symbol, exchange, contract description (including contract month), the number of contracts held, and any related currency exposures to futures margin, and foreign currency forward contracts will be identified by reference to currency, notional amount and value date.

Computation of Net Asset Value; Basket Amount

On each Business Day, as soon as practicable after the close of regular trading on the Shares (normally, 4:00 p.m. New York City time), the Trustee will determine the net asset value of the Trust and the NAV at that time.[12]

The net asset value of the Trust is equal to the total value of all assets of the Trust (including all cash and cash equivalents or other debt securities held by the Trust) less the total liabilities of the Trust, each determined on the basis of United States generally accepted accounting principles consistently applied under the accrual method of accounting. Net asset value of the Trust includes any unrealized profit or loss on open forward contracts and futures contracts, and any other credit or debit accruing to the Trust but unpaid or not received by the Trust at the time of computation.

On each day on which the Trustee determines the net asset value of the Trust and the NAV, the Trust Administrator values all forward and futures trading positions and other cash-

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9 See Rules 101(c)(1) and 102(d)(1).

10 Please see footnote 17 below and accompanying text.

11 "Business Day" means any day other than (a) a Saturday or Sunday; or (b) a day on which the Exchange is closed for regular trading.

12 Even though a NAV is determined on each Business Day, there are certain Business Days when the Trust will not accept creation or redemption orders. See "Issuance of Baskets of Shares" and "Redemption of Baskets of Shares" below.

equivalent securities and non-cash assets of the Trust and communicates such valuation to the Trustee for use by the Trustee in the determination of the Trust's net asset value.

The current market value of all open futures contracts, whether traded on a United States exchange or a non-United States exchange, is determined by the Trust Administrator based upon the daily settlement price for that particular futures contract as announced by the applicable exchange on the date on which the net asset value of the Trust is being determined; *provided*, that if a futures contract could not be liquidated on such day, due to government or judicial order or the operation of daily limits (if applicable) or other rules, procedures or actions of the exchange upon which that position is traded or otherwise, the settlement price on the most recent day on which the position could have been liquidated is the basis for determining the market value of such position for such day.

The current market value of all open foreign currency forward contracts is determined by the Trust Administrator utilizing price information as of the close of regular trading of the Shares obtained from an internationally recognized valuation service for assets of that nature.

The Trustee may in its discretion (and, under extraordinary circumstances, the Trustee is required to) value any asset of the Trust pursuant to other principles that the Trustee deems fair and equitable so long as such principles are consistent with industry standards. For purposes of the foregoing, "extraordinary circumstances" includes, for example, periods during which a valuation price for a forward contract or a settlement price of a futures contract is not available due to events such as systems failure, natural or man-made disaster, act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance or due to a trading or other restriction imposed by a relevant futures exchange.

On each day on which the net asset value of the Trust is determined, the Trustee subtracts the Trust's accrued fees and expenses (such as, for example, trading fees and commissions, and legal and other fees not assumed by the Sponsor but excluding fees computed by reference to the value of the Trust or its assets) and other liabilities on that day from the value of the Trust's assets as of the close of trading on that day. The result is the Trust's "Adjusted Net Asset Value." Fees computed by reference to the value of the Trust or its assets are calculated on the Adjusted Net Asset Value. The Trustee subtracts the fees so calculated from the Adjusted Net Asset Value of the Trust to determine the Trust's net asset value. The Trustee also determines the NAV by dividing the net asset value of the Trust by the number of the Shares outstanding at the time the computation is made. The Sponsor believes that this treatment of the fees accrued by the Trust and the procedures used for the computation of the NAV are consistent with prevailing practices in the case of exchange-traded funds.

Once the NAV has been determined, the Trustee computes the Basket Amount by multiplying the NAV so determined times the number of Shares that constitute a Basket (*i.e.*, 100,000). The NAV and the Basket Amount are communicated to all market participants at the same time by posting them on the Trust's website as soon as practicable after they have been determined by the Trustee.

Issuance of Baskets of Shares

The Trust issues Shares on a continuous basis, but only in Baskets of 100,000 Shares and only in transactions with Authorized Participants. To order the issuance of a new Basket of Shares, an Authorized Participant (the "Purchasing Authorized Participant") must submit its order (a "Purchase Order") to the Processing Agent prior to 4:00 p.m. (New York City time) on a day that is an Eligible Business Day. For these purposes, (1) an "Eligible Business Day" is any Business Day other than a Business Day which immediately precedes two or more consecutive days on which there is no scheduled exchange trading session for one or more of the futures contracts that on such day constitute the Relevant Futures Contracts;[13] and (2) "Relevant Futures Contracts" means, as of any day, all of the futures contracts purchased or sold, or that may be purchased or sold, by the Trust on such day.

Having timely submitted a Purchase Order on an Eligible Business Day, the Purchasing Authorized Participant must deposit with the Settlement Agent, by 6:00 p.m. (New York City time) on the same day, immediately available funds in an amount (the "Deposit Amount") equal to (i) 105% of the Basket Amount announced by the Trust on the immediately preceding Business Day or, (ii) if such Eligible Business Day immediately precedes a day on which there is no scheduled exchange trading session for one or more of the futures contracts that on such day constitute the Relevant Futures Contracts, 110% of the Basket Amount announced by the Trust on the immediately preceding Business Day. If such deposit is not received, the Purchase Order is automatically cancelled.

The purchase price which a Purchasing Authorized Participant must pay as consideration for a Basket of Shares issued by the Trust pursuant to a Purchase Order is an amount equal to the sum of (i) the Basket Amount announced by the Trust on the first Business Day immediately following the day when such Purchase Order was submitted, *plus* (ii) a transaction fee the amount of which is determined from time to time by the Trust in consultation with the Sponsor, together with the amount, if any, necessary to indemnify the Trust for any loss, cost or expense incurred as a result of trades executed by the Trust in connection with such Purchase Order on any day other than the first Business Day immediately following the date when such Purchase Order was submitted (such sum, the "Purchase Order Execution Price").

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[13] The distinction between "Business Days" and "Eligible Business Days" reflects the fact that there will be days on which the Shares will be trading on the Exchange (*i.e.* "Business Days"), but no creation or redemption orders may be submitted (because such days are not "Eligible Business Days"). While it is impossible to determine in advance what days will not be "Eligible Business Days" (because that determination depends on which of the futures exchanges on which the Trust may need to trade in connection with a creation or redemption order are scheduled to be closed for two or more consecutive days), the Advisor expects that the circumstances where a Business Day is not an Eligible Business Day will be infrequent. As explained in the text (see "Dissemination of Information on the Trust's Portfolio" in Part III below), even then, Authorized Participants should be able to benefit from any arbitrage opportunity that may arise and cause the desired convergence between NAV and secondary market price.

If the Deposit Amount received from the Purchasing Authorized Participant is equal to, or greater than, the Purchase Order Execution Price, the Trust issues the new Basket of Shares on the second Business Day[14] following the day when the Purchase Order was submitted to the Processing Agent by crediting the Shares to the Purchasing Authorized Participant's account at DTC, together with the excess, if any, of the Deposit Amount over the Purchase Order Execution Price.

In all other cases, the Trust only issues the new Shares when the Purchasing Authorized Participant has deposited with the Settlement Agent immediately available funds in an amount equal to the difference between (i) the Purchase Order Execution Price and (ii) the Deposit Amount.

Redemption of Baskets of Shares

The Trust redeems Shares on a continuous basis, but only in Baskets of 100,000 Shares and only in transactions with Authorized Participants. To redeem a Basket of outstanding Shares, an Authorized Participant (the "Redeeming Authorized Participant") must submit its order (a "Redemption Order") to the Processing Agent prior to 4:00 p.m. (New York City time) on a day that is an Eligible Business Day (as defined above).

Having timely submitted a Redemption Order on an Eligible Business Day, the Redeeming Authorized Participant must, not later than 6:00 p.m. (New York City time) on the same day, either

(i) confirm in writing to the Settlement Agent that the Shares comprising the Baskets to be redeemed have been transferred by the Redeeming Authorized Participant from its account at DTC to the Settlement Agent's account at DTC, or

(ii) deposit with the Settlement Agent immediately available funds in an amount per Basket to be redeemed (the "Deposit Amount") equal to (i) 105% of the Basket Amount announced by the Trust on the immediately preceding Business Day or, (ii) if such Eligible Business Day immediately precedes a day on which there is no scheduled exchange trading session for one or more of the futures contracts that on such day constitute the Relevant Futures Contracts, 110% of the Basket Amount announced by the Trust on the immediately preceding Business Day.

If such confirmation or deposit is not received, the Redemption Order is automatically cancelled.

The amount of cash which a Redeeming Authorized Participant is entitled to receive from the Trust in exchange for a Basket of Shares surrendered to the Trust for redemption pursuant to a Redemption Order is an amount (such amount, the "Redemption Order Execution Price") equal to (i)

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[14] The issuance of new Baskets of Shares takes place on the third Business Day following the day when the Purchase Order was submitted to the Processing Agent if the date of submission of the Purchase Order to the Processing Agent preceded a day on which there is no scheduled trading session for one or more of the futures exchanges that on such day constitute the Relevant Futures Contracts.

the Basket Amount announced by the Trust on the first Business Day immediately following the day when the Redemption Order was submitted, *minus* (ii) a transaction fee the amount of which is determined from time to time by the Trust in consultation with the Sponsor, together with the amount, if any, necessary to indemnify the Trust for any loss, cost or expense incurred as a result of trades executed by the Trust in connection with such Redemption Order on any day other than the first Business Day immediately following the date when such Redemption Order was submitted.

Once the Redeeming Authorized Participant has transferred to the Settlement Agent's account at DTC the total number of Shares comprising the Baskets to be redeemed, the Trust credits the Redeeming Authorized Participant's account at DTC with an amount equal to the sum of (i) the Redemption Order Execution Price and (ii) the Deposit Amount (if any) deposited by the Redeeming Authorized Participant; *provided,* that such payment to the Redeeming Authorized Participant takes place not earlier than on the second Business Day, and (in the discretion of the Trust) not later than the fourth Business Day, following the date when the Redemption Order was submitted to the Processing Agent.

Suspension of Issuance, Transfers and Redemptions

The Trust may suspend the issuance of Shares, registrations of transfer of Shares and surrenders of Shares for redemption generally, or may refuse particular creation, transfer or redemption requests at any time when the books of the Trust are closed or at any time if the Trustee or the Sponsor determines that it is necessary or advisable to do so for any reason.

Trust Expenses

The Sponsor arranged for the creation of the Trust, the registration of the Shares under the Securities Act for their public offering and the listing of the Shares for trading on the Exchange. In addition, the Sponsor is obligated under the Trust Agreement to pay the following administrative, operational and marketing expenses: (1) the fees of the Trustee, the Advisor, the Delaware Trustee, the Trust Administrator and the Processing Agent, (2) NYSE Arca listing fees, (3) printing and mailing costs, (4) audit fees, (5) fees for registration of the Shares with the SEC, (6) tax reporting costs and (7) legal expenses up to $100,000 annually. In recognition of its paying these expenses, the Sponsor will receive an allocation that accrues daily at an annualized rate equal to 0.95% of the Adjusted Net Asset Value of the Trust and will be payable by the Trust monthly in arrears (the "Sponsor's Fee").

The following expenses are payable by the Trust: (1) any expenses not assumed by the Sponsor, including brokerage commissions and transaction fees incurred in connection with the purchase or sale of assets for the Trust's portfolio; (2) any taxes and other governmental charges imposed on the Trust or its assets; (3) expenses incurred by the Trustee or the Sponsor in connection with extraordinary services rendered to the Trust or for the protection of the interests of the Trust or the beneficial or registered owners of the Shares; (4) any indemnification owed by the Trust to the Sponsor or the Advisor; and (5) the Sponsor's Fee.

The Trust Agreement authorizes the Trustee, when directed by the Sponsor, to sell or otherwise liquidate assets of the Trust, in such amounts and as such times as may be necessary to cover Trust expenses.

Voting Rights

Shares do not have any voting rights. However, registered holders of at least 25% of the Shares have the right to require the Trustee to cure any material breach by it of the Trust Agreement, and registered holders of at least 75% of the Shares have the right to require the Trustee to terminate the Trust.

Secondary Market Trading

The price of individual Shares trading on NYSE Arca will be based on a current bid/offer market. No secondary sales will be made to brokers or dealers at a concession. Transactions involving the sales of Shares on NYSE Arca will be subject to customary brokerage commissions and charges.

On any day on which NYSE Arca is open for trading, investors will be able to place orders for the purchase and sale of Shares on the Exchange. While such transactions will take place at prices reflecting the bid or asked price prevailing at the time of the transaction, it is expected that bid and asked prices will generally reflect the NAV at that time. As explained elsewhere in this letter,[15] any discrepancies between bid or asked prices, on the one hand, and NAV at the time, on the other, will give rise to arbitrage opportunities that Authorized Participants, acting for their own account of for the account of their customers, are expected to take advantage of by creating or redeeming Baskets and, thereby, increasing the supply of or demand for Shares until NAV and bid or asked prices are aligned again.

PART II

Comparison of the Trust to similar Investment Vehicles

The Commission has granted relief that is substantially similar to that requested for the Trust to several exchange-traded investment vehicles issuing shares the market price of which is expected to vary in ways that reflect the variations in the price of physical commodities[16] or foreign

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[15] See Part II, "Comparison of the Trust to similar Investment Vehicles" and Part III, "Dissemination of Information on the Trust's Portfolio".

[16] See, *e.g.*, letters from James A. Brigagliano, Esq., Assistant Director, Division of Market Regulation, to Kathleen H. Moriarty, Esq., Carter, Ledyard & Milburn, LLP, dated November 17, 2004 (in respect of the streetTRACKS Gold Trust); and to David Yeres, Esq., Clifford Chance US LLP, dated January 27, 2005 (in respect of the iShares® COMEX Gold Trust); and letter from James A. Brigagliano, Esq. Acting Associate Director, Division of Market Regulation, to David Yeres, Esq., Clifford Chance US LLP, dated April 27, 2006 (in respect of the iShares® Silver Trust).

currencies,[17] including investment vehicles organized as commodity pools for purposes of the CEA.[18] The Commission has referred to these vehicles as "Commodities-Based Investment Vehicles" or "CBIVs"[19], and has listed the following as their common features:

(1) The CBIV shares are listed and trade on a national securities exchange or national securities association that has obtained approval of a rule change from the Commission pursuant to Rule 19b-4 or are listed pursuant to listing standards approved pursuant to Rule 19b-4(e) under the Exchange Act;

(2) The CBIV is not an investment company registered, or required to be registered, under the Investment Company Act;

(3) The CBIV continuously issues and redeems shares in aggregations of at least 50,000 shares in exchange for specified amounts of a physical commodity, foreign currency or commodities futures contracts (combined, in some instances, with specified amounts of cash, U.S Treasury securities and/or high-quality, short-term fixed-income or similar securities) with the objective of reflecting the performance of a designated spot price of the physical commodity or foreign currency, or a specified commodity index or futures contracts on a physical commodity;

(4) Intra-day prices of the CBIV shares and underlying benchmarks, as well as an indicative value of the CBIV share, are publicly disseminated during the trading day.[20]

Relief substantially similar to that requested for the Trust has also been granted to numerous exchange-traded funds registered under the Investment Company Act,[21] including, more recently, actively-managed exchange traded funds.[22]

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17 See letter from James A. Brigagliano, Esq., Assistant Director, Division of Market Regulation, to George T. Simon, Esq., Foley & Lardner LLP, dated December 5, 2005 (in respect of the Euro Currency Trust) and the CBIVs Class Relief Letter.

18 See letter from James A. Brigagliano, Esq., Assistant Director, Division of Market Regulation, to Michael Schmidtberger, Esq., Sidley Austin Brown & Wood LLP, dated January 19, 2006 (in respect of the DB Commodity Index Tracking Fund); and letter from James A. Brigagliano, Esq., Acting Associate Director, Division of Market Regulation, to James M. Cain, Esq., Sutherland, Asbill & Brennan LLP, dated April 7, 2006 (in respect of the United States Oil Fund).

19 CBIVs Class Relief Letter, page 2.

20 *Id.*

21 See, *e.g.,* letters from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to James E. Duffy, Esq., General Counsel, The American Stock Exchange, Inc., dated January 22, 1993 (in respect of the SPDR Trust) and April 27, 1995 (in respect of the MIDCAP SPDR Trust), and to Michael Simon, Esq., Milbank, Tweed, Hadley & McCloy, dated March 22, 1996 (in respect of the CountryBaskets Index Funds); letter from Larry E. Bergmann, Senior Associate Director, Division of

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Although the fact that the Trust is actively managed prevents it from being entitled to rely on the relief granted in the CBIVs Class Relief Letter (which only dealt with passive investment vehicles), we do not believe that difference alone would justify a different result. The relief granted in the CBIVs Class Relief Letter was not conditioned upon the passive nature of the investment vehicles involved therein, and the fact that the Trust does not share that passive nature should not be an impediment to the grant of similar relief. As mentioned above, the fact that they are actively managed has not been an obstacle for exchange-traded funds to receive relief similar to that requested by the Trust. In our view, the nature of actively- or passively-managed should not be determinative of the availability of that relief. Rather, we believe that the focus should be on a number of other fundamental features that the Trust and the other investment vehicles to which relief has been granted all share. They all issue shares which are exchange listed and traded. They all issue shares only in large aggregations and at net asset value, and all redeem shares only in such aggregations and at net asset value. In all cases, the net asset value of the shares is a function of the value of underlying assets the prices of which are subject to market surveillance and anti-manipulation rules (as it is the case of exchange traded futures contracts) or are perceived as not being easily subject to manipulation (as it is the case of physical commodities such gold and silver and certain foreign currencies and related forward markets). In all cases, any significant difference between the net asset value at which the shares are created and redeemed and the market prices at which they are traded creates arbitrage opportunities that ensure that such differences are short-lived. Although the Trust and such other investment vehicles have different investment objectives and, as a result, may not necessarily be purchased by the same investors, the products are similarly structured with the view to attracting the same types of investors, viz., large institutions, in respect of the aggregations of securities purchased from, or redeemed by, the investment vehicle, and retail and institutional investors, in respect of the exchange-traded individual securities.

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Market Regulation, to James F. Duffy, Esq. Executive Vice President and General Counsel, The American Stock Exchange, Inc., dated January 9, 1998 (in respect of the DIAMONDS Trust); and letters from James A. Brigagliano, Assistant Director, Division of Market Regulation, to James F. Duffy, Esq., Executive Vice President and General Counsel, The American Stock Exchange, Inc., dated March 3, 1999 (in respect of the NASDAQ-100 Trust), to Kathleen Moriarty, Esq., Carter Ledyard & Milburn, dated May 16, 2000 (in respect of the iShares® Trust), and May 21, 2001 (in respect of several Vanguard Funds).

22 See letters from Josephine J. Tao, Esq., Assistant Director, Division of Trading and Markets, to George Simon, Esq., Foley & Lardner LLP, dated March 24, 2008 (in respect of the Bear Stearns Active ETF Trust) and to Richard F. Morris, Esq., dated May 9, 2008 (regarding the Wisdom Tree Trust); and letter from James A. Brigagliano, Esq., Associate Director, Division of Trading and Markets, to Stuart M. Strauss, Esq., Clifford Chance US LLP, dated April 4, 2008 (regarding the PowerShares Actively Managed Exchange Traded Fund Trust).

PART III

Dissemination of Shares Information

As indicated above, each day that NYSE Arca is open for trading, the Trust determines and makes publicly available the Basket Amount and the NAV corresponding to such day. Investors are also able to request such information from any Authorized Participant or the Sponsor. The Exchange will also make available on its website daily trading volume of the Shares, closing prices and NAV.

Prices for futures contracts are available from the exchange on which such futures contracts are traded, and pricing for forward contracts are available from major market data vendors.

In order to provide updated information for use by investors, an amount representing on a per-Share basis the current value of the Trust's portfolio (the "Intraday Indicative Value") will be disseminated via the Consolidated Tape Association and by one or more major market data vendors at least every 15 seconds during the time when the Shares are trading on the Exchange. The Intraday Indicative Value will be based on the most recently available current market value of the assets in the Trust's portfolio, but will not necessarily reflect the precise composition of the current portfolio at a particular point in time or the best possible valuation of the Trust's current portfolio.[23] Therefore, such Intraday Indicative Value should not be viewed as a "real-time" update of the NAV, which is computed only once on each Business Day.

Dissemination of Information on Trading in Shares

Intra-day prices of Shares trading on NYSE Arca will be disseminated by NYSE Arca through the facilities of the Consolidated Tape Association.

Dissemination of Information on the Trust's Portfolio

As indicated above,[24] with respect to each Business Day the Trust will disclose on its website, as soon as reasonably practicable but in any event before the commencement of trading in the Shares on such Business Day, a "portfolio composition file" or "pcf" presenting, on a per-Basket

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23 On days when assets in the Trust's portfolio are being disposed of, or new futures or forward contracts are being entered into on behalf of the Trust, it would not be practicable to communicate to the markets the precise moment when such transactions take place and, therefore, the Intraday Indicative Value will reflect the most recent composition of the Trust's portfolio available to the calculation and dissemination system. In addition, with respect to futures contracts that trade on markets outside of the United States, the respective quotations may not be updated during U.S. trading hours. The Trust is not directly involved in, or responsible for, the calculation or dissemination of the Intraday Indicative Value and cannot warrant its accuracy.

24 Please see discussion in the last paragraph under "The Trust Assets; Composition of the Trust's Portfolio" in Part I of this letter.

basis, the expected identities and quantities of the investment positions and other assets held by the Trust after giving effect to any trades that are expected to be executed on behalf of the Trust on such Business Day. The composition of the Trust's portfolio at the end of such Business Day will reflect the anticipated per-Basket composition shown in the pcf disseminated by the Trust prior to the opening of business on such Business Day (although trades effected on such Business Day may, in some instances, still be subject to settlement).[25] In addition, on each Business Day, as soon as reasonably practicable after the close of business on such Business Day, the Trust will make available to all investors at the same time, by publishing it on its website, the actual holdings report presenting the actual holdings of the Trust's portfolio as of the close of business on the immediately preceding Business Day. Thus, investors may track the portfolio composition so as to permit them to foresee the magnitude of likely changes. This will permit Authorized Participants to establish, as of the time of placing an order for the creation or redemption of Baskets, hedge or offsetting positions and to anticipate the composition and weighting of the Trust's portfolio as of the time of the related creation or redemption. Although there is a perceived greater potential for more significant deviations between the bid/ask price for a share of an actively-managed CBIV than for one that is passive, that potential is mitigated in respect of the Shares since the Trust's holdings will be transparent and available to the public. Such transparency will permit investors, including Authorized Participants, to engage in arbitrage transactions which will tend to eliminate or reduce any material divergence that might occur between the current secondary market price for Shares and the current market value of the Trust's portfolio. The existence of these arbitrage opportunities should help keep the NAV and the per-Share market price aligned so that secondary market price of the Shares should not vary substantially from the NAV for any prolonged period of time, even in circumstances where the Trust is not open for creations or redemptions on a particular day (*i.e.*, a "Business Day" that is not an "Eligible Business Day"[26]) because, even on such a day, (i) the NAV will continue to be based on the value of the Trust's assets, and (ii) any Authorized Participant or other arbitrageur that might want to take advantage of discrepancies between NAV and secondary market price[27] should still be able to lock-in the expected profit by selling (if the secondary market

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[25] Unforeseen, out-of-the-ordinary events (such as, for example, systems or power failures, natural or man-made disasters, terrorist attacks, relevant market or clearing facility emergencies, mandatory orders from regulators or other relevant authorities, or emergency actions with respect to the failure or bankruptcy of a relevant market, clearing facility, dealer or broker which, in each case, were not anticipated and given effect in the corresponding pcf) could preclude the consummation of trades anticipated and given effect in the pcf corresponding to a Business Day. We understand that any relief granted by the staff would not address such events. If any such unforeseen, out-of-the-ordinary event occurs and, as a result, anticipated transactions cannot be (or unanticipated transactions are required to be) executed on behalf of the Trust, the Trust expects promptly to publish on its website a notice of that event.

[26] Please see footnote 13 above.

[27] Because the NAV is determined and announced only once a day, after trading of the Shares on the Exchange has closed, market participants are never able to compare a "real-time" NAV and a contemporaneous secondary market price. Instead, they make their decisions during the trading day by looking at the Intraday Indicative Value and relying on any other tools at their disposal to try to ascertain the value of the Trust's assets. Accordingly, the references in the text to discrepancies

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price is higher than NAV) or buying (if the secondary market price is lower than NAV) Shares on the Exchange, in each case causing, with such sales or purchases, the desired convergence between NAV and secondary market price.[28] Any Authorized Participant or other arbitrageur so acting, should be able to hedge the trading exposure resulting from being long or short in Shares by taking offsetting positions in derivative instruments that are correlated with the Trust's underlying portfolio. Authorized Participants may unwind any hedge through a creation or redemption when creations and redemptions resume on the next Eligible Business Day.[29]

PART IV

The Trust, on behalf of itself, the Exchange, the Processing Agent and persons or entities engaging in transactions in Shares, requests that the Commission grant exemptive or no-action relief from Rules 101 and 102 of Regulation M in connection with secondary market transactions in Shares, and the creation or redemption of Shares, as discussed below, and no-action relief from Section 11(d)(1) of the Exchange Act and Rule 11d1-2 thereunder in connection with any extensions of credit on the Shares as described below.

Rules 101 and 102 of Regulation M

Subject to certain enumerated exceptions, Rules 101 and 102 of Regulation M prohibit a "distribution participant", and the issuer or a selling security holder, respectively, in connection with a distribution of securities, from bidding for or purchasing or from attempting to induce any person to bid for or purchase, a "covered security" during the applicable restricted period. "Distribution participant" is defined in Rule 100(b) to include an underwriter or prospective underwriter in a

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between NAV and secondary market price could more accurately be described as discrepancies between the perceived per-Share current value of the Trust's portfolio at a point in time and the secondary market price of the Shares at that time.

28 It is the buying or selling of Shares in the secondary market by the Authorized Participant or other arbitrageurs that should cause the secondary market price to converge with the NAV. Creations and redemptions do not directly result in the convergence of the secondary market price and the NAV; they are relevant only to the extent that they permit an Authorized Participant to be able to eliminate its hedge quickly at a predictable value. As explained in the text, arbitrage can be achieved by the use of hedging techniques, even on days when the possibility of creations and redemptions is unavailable.

29 In the case of a purchase in the secondary market that results in a long position in Shares, the position is unwound through a redemption transaction in which the Shares are transferred to the Trust in exchange for redemption proceeds. In the case of a sale in the secondary market that results in a short position in the Shares, the position is unwound through a creation transaction in which cash (acquired with the proceeds of the liquidation of the hedge) is delivered to the Trust in exchange for Shares which, upon settlement, may then be delivered to close out the short position.

particular distribution of securities, or any broker, dealer or other person who has agreed to participate or is participating in such distribution.[30]

The Trust requests that the Commission grant an exemption from Rule 101, as discussed below, to permit persons who may be deemed to be participating in a distribution of the Shares to bid for or purchase Shares during the applicable restricted period. Similarly, the Trust requests that the Commission grant an exemption from Rule 102, as discussed below, to permit the Trust to redeem Shares during the applicable restricted period. The purpose of Rules 101 and 102 is to prevent persons from conditioning the market to facilitate a distribution. Application of Rules 101 and 102 in these contexts would not further the antimanipulative purposes underlying such Rules.

Due to the daily redeemability of the Shares in Basket-size aggregations, there should be little disparity between their market price and their net asset value per share. Accordingly, the rationale for exempting under paragraph (c)(4) of Rule 101 redeemable securities of open-end management investment companies from the application of Rule 101 is similarly applicable to the Shares. Although redemption is subject to the minimum condition of tendering the appropriate number of Shares per Basket, the Trust is intended to function like an open-end fund continuously offering its shares. It is in recognition of the special nature of such offerings that open-end management investment company securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. The Trust respectfully requests that the Commission grant an exemption under paragraph (d) of Rule 101 to such effect or adopt a no-action position permitting distribution participants to bid for and purchase Shares during their participation in such distributions. Application of Rule 101 in this context would not further the anti-manipulative purposes underlying that Rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Basket-size aggregations of Shares may be created, and Shares in Basket-size aggregations may be redeemed at net asset value, on any business day. Holders of Shares also have the benefit of intra-day secondary market liquidity by virtue of the NYSE Arca listing. Thus, the secondary market price of Shares should not vary substantially from their net asset value. Because of the redeemability of Shares in Basket-size aggregations, coupled with the open-ended nature of the Trust, any significant disparity between the market price of Shares and net asset value should be eliminated by arbitrage activity. Because their net asset value is determined largely on the basis of the market value of the Trust's assets, neither the creation nor the redemption of Shares, nor purchases or sales in the secondary market, will impact the net asset value, and such transactions should not have a significant impact on the market value of Shares.

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30 We note that Rule 100(b) of Regulation M defines "distribution" for purposes of the Rule as an offering of securities, whether or not subject to registration under the Securities Act of 1933, that is distinguished from an ordinary trading transaction by the magnitude of the offering and the presence of special selling efforts and selling methods. The Trust understands that while broker-dealers that acquire Baskets of Shares from the Trust are not part of a syndicate or selling group, and receive no fees, commissions, or other remuneration from the Trust, under certain circumstances they could be deemed to be an "underwriter" or "distribution participant" as those terms are defined in Rule 100(b).

The Trust also requests that the Commission, as a result of the redeemable nature of Shares in Basket-size aggregations and for the reasons previously stated under our request with respect to the exemption under Rule 101(d), grant an exemption under paragraph (e) of Rule 102 or adopt a no-action position permitting the redemption of Shares by the Trust. Application of Rule 102 in this context would not further the anti-manipulative purposes underlying that Rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security. The Trust submits that the redemptions described in this letter and the Registration Statement do not constitute a manipulative or deceptive practice within the purpose of Rule 102 of Regulation M and should be exempted from the provisions of Rule 102 to allow the Trust to redeem Shares in Basket-size aggregations during the continuous offering of Shares.

Section 11(d)(1)

Section 11(d)(1) of the Exchange Act generally prohibits a person who is a broker and a dealer from effecting any transaction in which the broker-dealer extends credit to a customer on any security which was part of a new issue in the distribution of which he participated as a member of a selling syndicate or group within thirty days prior to such transaction. Rule 11d1-2 provides an exemption from Section 11(d)(1) for securities issued by a registered open-end investment company or unit investment trust with respect to transactions by a broker-dealer who extends credit on such security, provided the person to whom credit has been extended has owned the security for more than thirty days.

The Commission staff has granted no-action relief from the provisions of Section 11(d)(1) to commodity-based exchange-traded trusts that hold physical commodities or that are public commodity pools ("CBETTs") several times.[31] On January 19, 2006, the Commission staff announced that "[h]aving stated our views, we will no longer respond to requests for relief from Section 11(d)(1) and Rule 11d1-2 relating to new CBETTs, unless they present novel or unusual issues."[32] The Trust, which only differs from the CBETTs to which the staff has granted the relief referred to above in that it is actively managed and will hold foreign currency forward contracts and

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31 See, *e.g.*, letters from James A. Brigagliano, Esq., Assistant Director, Division of Market Regulation, to Kathleen H. Moriarty, Esq., Carter, Ledyard & Milburn, LLP, dated November 17, 2004 (in respect of the streetTRACKS Gold Trust), to George T. Simon, Esq., Foley & Lardner LLP, dated December 5, 2005 (in respect of the Euro Currency Trust), and to Michael Schmidtberger, Esq., Sidley Austin Brown & Wood LLP, dated January 19, 2006 (in respect of the DB Commodity Index Tracking Fund); and to David Yeres, Esq., Clifford Chance US LLP, dated January 27, 2005 (in respect of the iShares® COMEX Gold Trust).

32 Letter from James A. Brigagliano, Esq., Assistant Director, Division of Market Regulation, to Michael Schmidtberger, Esq., Sidley Austin Brown & Wood LLP, dated January 19, 2006 (in respect of the DB Commodity Index Tracking Fund).

exchange-traded futures contracts (as opposed to physical commodities or currencies), respectfully request the same degree of relief as follows:

(a) The Trust requests relief from the application of Section 11(d)(1) to broker-dealers that do not create or redeem Baskets of Shares of the Trust but that do engage in both proprietary and customer transactions in Shares exclusively in the secondary market. The Trust notes that no broker-dealer, or any natural person associated with such broker-dealer, directly or indirectly (including through any affiliate of such broker-dealer), receives from the Trust complex[33] any payment, compensation or other economic incentive to promote or sell Shares to persons outside of the Trust complex, other than non-cash compensation permitted under NASD Rule 2830(l)(5)(A), (B) or (C).[34]

(b) In addition, although the Trust is not registered under the Investment Company Act, in view of the substantial similarities between the Trust and exchange-traded funds ("ETFs"), the Trust requests the same relief afforded by Rule 11d1-2 to ETFs and other registered open-ended investment companies and unit investment trusts. In particular, the Trust requests that the staff confirm that it will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act against broker-dealers that treat Shares, for purposes of Rule 11d1-2 under the Exchange Act, as "securities issued by a registered open-end investment company or unit investment trust as defined in the Investment Company Act" and, in reliance on the exemption contained in the Rule, directly or indirectly, extend credit or maintain or arrange for the extension or maintenance of credit on Shares that have been owned by the persons to whom credit is provided for more than 30 days.

(c) Moreover, in view of the substantial similarities between the Trust and ETFs, the Trust requests that the staff confirm that it will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act against an Authorized Participant that

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[33] The "Trust complex" includes the Trust, the Sponsor, the Trustee, the Custodian, Barclays Capital Inc. (the "Initial Purchaser"), the issuer of any other trust or any investment company, unit investment trust, or fund that holds itself out to investors as a related entity for purposes of investment or investor services, any investment adviser or marketing agent (or person performing a similar function) of any such issuer, and any "affiliated person" (as defined in the Investment Company Act) of any such person.

[34] The Initial Purchaser, an affiliate of the Sponsor which acquired from the Trust the initial two Baskets of Shares with the intention to distribute the securities to investors did not, and will not, receive any compensation from the Trust complex in connection with its distribution of such initial Shares; however, the Sponsor will reimburse to the Initial Purchaser certain fees and expenses incurred in connection with the offering of the initial Shares. The Initial Purchaser will not extend, maintain, or arrange for the extension or maintenance, of credit to or for customers on Shares during the distribution period of the initial Baskets, except as otherwise permitted under Rule 11d1-1. Thereafter, the Initial Purchaser, in its capacity as an Authorized Participant, as well as all other Authorized Participants, may extend, maintain, or arrange for the extension or maintenance of credit on Shares only to the extent permitted by Rule 11d1-1 or pursuant to the relief granted in response to this request under Rule 11d1-2.

treats Shares, for purposes of Section 11(d)(1) of the Exchange Act, as shares issued by a Qualified ETF (as defined in the relief granted to the Securities Industry Association (November 21, 2005) (the "Class Relief Letter")) and thereby, in reliance on the "Class Exemption" in that letter, extends credit or maintains or arranges for the extension or maintenance of credit on Shares, provided that the Authorized Participant satisfies conditions 1 and 2 set forth in the Class Relief Letter.[35]

* * *

Seven additional copies of this letter are enclosed pursuant to Securities Act Release No. 33-6269 (December 5, 1980). If you have any questions regarding this letter or need any additional information, please contact the undersigned at (212) 878-8075.

Very truly yours,

David Yeres

cc: James Eastman
Chief Counsel, Division of Trading and Markets

Paula Jensen
Deputy Chief Counsel, Division of Trading and Markets

Bradley Gude
Special Counsel, Division of Trading and Markets

Darren Vieira
Attorney Advisor, Division of Trading and Markets

Ira Shapiro
Matthew Fitzgerald
Barclays Global Investors, N.A.

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35 Only for purposes of this position, the Shares would be treated as shares of a Qualifying ETF, as defined in the Class Relief Letter, and the Trust complex would be treated as a "fund complex", as defined in the Class Relief Letter.

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